Exhibit 99.335

Nextech To Launch Augmented Reality NFT Hologram
Creator Platform

NFT market surged to new highs in the second quarter, with

$2.5 billion in sales

VANCOUVER, B.C., Canada – July 26th, 2021 – Nextech AR Solutions Corp. (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, today revealed plans to launch its NFT hologram creator platform. The creator platform will leverage the Company’s human hologram creator platform HoloX, which is expected to launch in the third quarter. Once launched, customers will have the ability to seamlessly experience its digital collectibles in augmented reality.

For HoloX early access program and DEMO VIDEO CLICK HERE

According to Reuters, “The market for non-fungible tokens (NFTs) surged to new highs in the second quarter, with $2.5 billion in sales so far this year, up from just $13.7 million in the first half of 2020, marketplace data showed. An NFT is a crypto asset, representing an intangible digital item such as an image, video, or in-game item. Owners of NFTs are recorded on blockchain, allowing an NFT to be traded as a stand-in for the digital asset it represents”.

The Company has a two staged rollout plan where initially AR human holograms are purchased through a third-party NFT marketplace, then viewed and experienced outside a digital wallet using Nextech’s HoloX application. The second stage of the rollout includes minting the NFT on Nextech’s platform and being able to buy and sell human holograms on Nextech’s platform.

The Company is also in talks with existing marketplaces to leverage its newly acquired Threedy.AI 3D content creation technology to turn existing NFT artwork into AR NFTs at scale using Nextech’s Threedy AI. Through a simple JavaScript tag integration, NFT product photos are automatically onboarded, 3D models are created for each NFT through the power of AI and hosted on the Threedy’s cloud, and 3D visualizations are served to client properties using web AR/3D, all within a single integrated platform. This platform will support the production of thousands of 3D models per week, further advancing the reach of the NFT market.

Dawsyn Borland, VP of AR Innovation Labs and Content comments:

“This venture is an exciting step forward for Nextech and a big move for creators and consumers alike. AR experiences are extremely well positioned as NFTs, as they not only display digital content but allow buyers to interact with them.” She continues, “Our current technology stack is perfectly in line with the global adoption of NFTs and we are thrilled to meet this growing demand.”

Evan Gappelberg, CEO of Nextech comments:

“This is an exciting new market opportunity for our Company and when the NFT enabled platform is completed it will squarely put us into the world of blockchain by merging our AR tech with NFT technology.” He continues, “Our AR creation technology leverages AI allowing us to scale up the production of high-quality and personalized content as a hologram NFT, be it your favorite athletes, artist or artwork. We are continuing to build leading edge AR solutions for fast growing industries by coming up with innovative ways of leveraging our tech stack. Our goal has always been to create long term shareholder value and with this new AR NFT innovation I believe we are succeeding at doing just that.”

Human holograms are a force that is driving the digital economy. According to Gartner**, by 2035, the digital human economy will become a $125-billion market. Digital human technologies are growing exponentially across many of today’s industries and use cases, with an eye toward more use cases tomorrow.

**“Maverick Research: Digital Humans Will Drive Digital Transformation”; Gartner Inc., March 31, 2021

Further details about Nextech’s NFT will be announced next month.

Evan Gappelberg, CEO

investor.relations@Nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.